
LA SERENA
Kem
PISCO
Mistral
Limón Soda
Bilz
Pap
Heineken
RUTA NORTE
PISCO ESPECIAL
SANTA HELENA
CASTILLO DE MOLINA
PEPSI
CRISTAL
cachantun
Escudo
Calaf
dame más!
CANADA DRY
Budweiser
Gato
Cabernet Sauvignon
SAN PEDRO
Watt's
Crush
CAMPANARIO SOUR
ROYAL GUARD
Gatorade

OPEN UP YOUR WORLD

CCU

XI Santander Latin American Conference
Acapulco, January 2007

AGENDA

1. Organic Growth
Per capita consumption 2005

	Chile[1]	Spain	USA
RTD (Liters)	**181**	**408**	**415**
Beer	**29**	**89**	**77**
CSD	**108**	**99**	**180**
Juices	**10**	**35**	**53**
Nectar	*8*	*12*	*3*
Other Juices	*2*	*24*	*50*
Water	**14**	**140**	**77**
Mineral Water	*10*	*-*	*-*
Purified Water	*3*	*-*	*-*
Functionals	**0.1**	**4**	**13**
Wine	**16**	**35**	**9**
Liquors	**4**	**7**	**5**
Pisco	*3*	*-*	*-*
Other Liquors	*1*	*7*	*5*

Spain – Usa /Chile
2.3X

- **Categories with high growth potential**

PCC: CCU estimates, Canadean
[1]With milk PCC was 200 liters in Chile in 2005.
Income per capita (PPP): 3.4 times USA/Chile and 2.2 times Spain/Chile
Income per capita (PPP): Source World Bank, 2004.

1. Organic Growth

	Industry			CCU			Market Share		First Preference CCU[1]	
RTD Chile (MMLt.)	**2005**	**2006E**	**06/05**	**2005**	**2006E**	**06/05**	**2005**	**2006E**	**2005**	**2006[2]**
Beer	479	551	15%	417	471	13%	88%[3]	86%	92%	90%
CSD	1,750	1,829	5%	321	345	7%	18%[4]	19%	19%	19%
Juice	169	187	11%	44	55	23%	26%[5]	29%	55%	56%
Mineral Water	170	170	0%	104	114	10%	61%[6]	67%	69%	72%
Purified Water	51	84	65%	3	3	13%	6%	4%	-	-
Functionals	1.6	3.5	124%	1.2	2.1	73%	75%	60%	-	-
Domestic Wine	265	243	-8%	52	46	-12%	20%[7]	19%	18%	17%
Pisco	47	43	-10%	20	20	1%	43%[8]	48%	35%	42%
Subtotal Cat. CCU	2,933	3,111	6.1%	964	1,056	9.5%	33%	34%	36%	38%
Other Liquors	11	14	25%	-	-	-	-	-	-	-
Milk	303	308	2%	-	-	-	-	-	-	-
Total RTD Chile	3,246	3,433	5.7%	964	1,056	9.5%	30%	31%	-	-

PCC (Lts/PP)	**2001**	**2002**	**2003**	**2004**	**2005**	**2006E**	**CAGR**
Per Capita RTD	177	177	183	189	200	209	3.4%
Per Capita CCU	52	52	54	55	59	64	4.5%

CCU / CCX	**2001**	**2002**	**2003**	**2004**	**2005**	**2006E**
Volume	0.70	0.71	0.72	0.69	0.72	0.74
Sales	0.78	0.86	0.86	0.90	1.02	1.04

PCC: CCU estimates for 2005.

[1] First Preference: Adimark.

[2] Year to date

[3] Considers beer sold directly by Austral and Kunstmann.

[4] According to ACNielsen it was 22%.

[5] Considering the bottled segment only, 58% according to ACNielsen.

[6] According to ACNielsen it was 67%.

[7] According to ACNielsen it was 19%.

[8] According to ACNielsen it was 46%.

2. Commercial Excellence

- Plan Punto Maximo (PPM)

- Which segments of clients and consumers?
- How much margin can we capture in each segment?


Maximum Segmentation
Maximum Satisfaction
Maximum Point
Maximum Margin
Maximum Execution

- What portfolio of products and services will increase satisfaction?
- How must we execute in each segment?

2. Commercial Excellence

- Plan Punto Maximo (PPM)


Maximum Segmentation
Maximum Satisfaction
Maximum Point
Maximum Margin
Maximum Execution

	2005	2006		2007
	Launching	**Extensions**	**Improve.**	**Consolidation & Improvement**
Priorities	- CCU Chile - ECCUSA - VSP	- CPCH - CCUA - Calaf - CCCU	- MIS - Portal - Ppto x OCC	- Measurement of new units included in 2006 - Segments Strategy (with focus on Service Level)

KPIs (*)		2005	2006	2007
	Execution	**84%**	**86%**	**87%**
	Price	78%	80%	81%
	Coverage	85%	87%	88%
	Merchandising	88%	90%	91%

(*) Only CCUCh, ECCUSA y SPWG

2. Commercial Excellence

- Comercial CCU

Sales Force per Category ⟵ **Optimum Sales Force Structure** ⟶ **Single Sales Force**

1. CCU CHILE
2. ECCU EMBOTELLADORA CCU S.A.
3. PISQUERA DE CHILE S.A. CCU-CONTROL
4. SAN PEDRO WINE GROUP

COMERCIAL CCU

- Exceptions:
  – Rural
  – Calaf

3. Operational Excellence

- Context 1999 - 2006

Year Average Values	99	00-01 (CAGR)	02-06E (CAGR)
Δ GDP Chile	- 0.8%	4.0%	4.7%
Δ GDP Argentina	- 3.4%	- 2.6%	4.8%
Δ CCU VOI(1)	- 1.3%	3.3%	6.0%
Expenses(2) / Income	59.1%	51.8%	51.7%

- Economic expansion
- Focus on growth

(1) Argentina's and Chile's all categories consolidated volume
(2) Total expenses (includes production expenses and depreciation)

3. Operational Excellence

- Context 2007 and forward…

Environment

- **G**rowth
  - Future growth slowdown
- **C**onsumers
  - Better information
  - Innovation and quality requirements
- **C**lient
  - In consolidation process
  - Better service level and margin demands
- **C**ompetition
  - Relative scale increase
  - Flat prices

CCU

Keep...

- Commercial excellence
- TOP1 revenues

Add...

- Operational excellence
- TOP1 costs & expenses

MaxEO

3. Operational Excellence

- Context 2007 and forward…

MaxEO

OCA
(Supply Chain Optimization)
- Procurement
- World Class Manufacturing:
  - Phase 1 Cerv. Stgo., Emb. Modelo, Cerv. Sta. Fe
  - Phase 2 Other Production Facilities
- Logistic (Pegaso)

PBC
(Zero Based Budget)
- 2007
  - Pilot on specific expenses accounts
  - Goal adjustment: 100% in expenses
  - New expenses goals in CSU & SSU
- 2008
  - 100% budget with ZBB methodology

O2
(Optimal Organization)
- Review of
  - Structure
  - Levels
  - Rotation
  - Bonuses

4. Performance Indicators

US$ Millions [1]	2002	2003	2004	2005	CAGR
Profitability					
Operating income	77.3	93.0	116.1	126.9	18.0%
Nominal operating income	*52.3*	*77.2*	*105.3*	*129.7*	*35.3%*
EBITDA	166.3	175.2	197.8	205.5	7.3%
Nominal EBITDA	*111.7*	*145.5*	*176.8*	*210.0*	*23.4%*
ROCE	8.6%	11.4%	15.0%	15.8%	
Growth					
Volumes (MM liters)	1,013	1,086	1,132	1,226	6.6%
Market share[2]	26.5%	27.6%	27.8%	27.9%	
Revenues	708.4	778.7	831.9	939.5	9.9%
Nominal revenues	*481.3*	*646.8*	*754.6*	*960.1*	*25.9%*
Sustainability					
First preference	26.8%	30.0%	29.6%	30.7%	
Organizational environment[3]	67	69	72	70	

- Debt/Capitalization 0.29

Source: CCU & Adimark

[1] Figures in real pesos as of September 2006, converted to US$ million as of September 2006, US$1=Ch$537.03, with the exception of nominal figures

[2] Weighted market share of all businesses that CCU participates.

[3] Measured by an internal survey.

4. Performance Indicators

US$ Millions [1]	Q3'05	Q3'06	CAGR	YTD'05	YTD'06	CAGR
Profitability						
Operating income	18.9	27.9	47.6%	77.6	89.9	15.9%
EBITDA	38.3	47.1	23.0%	136.7	148.7	8.8%
ROCE[2]				15.3%	17.2%	
Growth						
Volumes (MM liters)	263	295	12.1%	846	924	9.3%
Market share[3]				28.7%	29.2%	
Revenues	214.6	233.2	8.7%	656.1	707.9	7.9%
Sustainability						
First preference	32.6%	31.8%		32.3%	32.4%	
Organizational environment[4]	70	72		70	72	

- Debt/Capitalization 0.28

Source: CCU & Adimark
[1] Figures in real pesos as of September 2006, converted to US$ million as of September 2006, US$1=Ch$537.03.
[2] Last 12 months.
[3] Weighted market share of all businesses that CCU participates.
[4] Measured by an internal survey.

AGENDA

Page

1. Beer Chile


CERVEZA
CRISTAL
DESECHABLE
CERVEZA
CRISTAL

EBITDA (US$MM) and EBITDA Margin (%)


34%
38%
38%
37%
35%
34%
95.8
113.8
121.4
130.4
85.1
94.6
2002
2003
2004
2005
YTD'05
YTD'06

Source: CCU
Note: Figures in US$ million as of September, 2006

Market share (%)


Others
Premium
86%
2%
88%
2%
89%
5%
88%
8%
89%
8%
86%
7%
1995
2001
2003
2005
YTD'05*
YTD'06*

Source: CCU estimates
*YTD as of June of each year

Per capita consumption (liters)


25
26
26
29
34
2002
2003
2004
2005
2006E

Source: CCU estimates

2. Soft Drinks, Nectars and Mineral Water


Bilz
LIGHT
Watts
TUTTIPAPAYA
mas
cachantun

EBITDA (US$MM) and EBITDA Margin (%)


18%
16%
18%
16%
16%
14%
39.7
37.7
41.4
41.4
28.1
27.6
2002
2003
2004
2005
YTD'05
YTD'06

Source: CCU
Includes soft drinks, nectars and mineral waters
Note: Figures in US$ millions as of September, 2006

Market share (SD, N & MW) (%)


Coca-Cola
CCU
Others
61%
29%
10%
59%
28%
14%
60%
27%
13%
61%
29%
10%
60%
30%
10%
2001
2003
2005
YTD'05
YTD'06

Source: ACNielsen
Includes soft drinks, nectars and mineral water

Per capita consumption (liters)


112
117
120
127
131
2002
2003
2004
2005
2006E

Source: CCU estimates
Includes soft drinks, nectars and mineral water

2. Soft Drinks



Bilz
LIGHT
500 C.C.
Libre de calorías

Direct margin (%) and volumes (MM liters)



64%
65%
66%
66%
67%
66%
311
319
323
323
226
241
2002
2003
2004
2005
YTD'05
YTD'06

Source: CCU

Soft drinks market share (%)



Coca-Cola
CCU
Others
65% 23% 12%
65% 23% 12%
66% 22% 12%
67% 22% 11%
67% 22% 11%
67% 22% 11%
2002
2003
2004
2005
YTD'05
YTD'06

Source: ACNielsen

Per capita consumption (liters)



98
101
104
108
111
2002
2003
2004
2005
2006E

Source: CCU estimates

2. Nectars



Watt's
Watt's
NECTAR
Contenido Neto 1.5 LT
TUTTIPAPAYA

Direct margin (%) and volumes (MM liters)



42%
43%
47%
49%
49%
48%
28
34
38
44
32
39
2002
2003
2004
2005
YTD'05
YTD'06

Source: CCU

Bottled nectar market share (%)



Coca-Cola
CCU
Others
57%
35%
8%
41%
44%
14%
34%
55%
10%
33%
58%
8%
33%
58%
9%
32%
59%
9%
2000
2001
2003
2005
YTD'05
YTD'06

Source: ACNielsen

Per capita consumption (liters)



7
7
8
8
9
2002
2003
2004
2005
2006E

Source: CCU estimates
Note: Includes all nectars

2. Mineral Water



mas
Otra marca de cachantun
SABOR CITRUS NARANJA
CON CALCIO Y VITAMINA C
LIBRE DE CALORIAS - GASIFICADA

Direct margin (%) and volumes (MM liters)



71%
71%
71%
68%
65%
69%
74
76
81
107
72
81
2002
2003
2004
2005
YTD'05
YTD'06

Source: CCU

Mineral water market share (%)



Coca-Cola
CCU
Others
62%
32%
6%
64%
29%
7%
67%
27%
6%
66%
28%
6%
72%
22%
6%
2001
2003
2005
YTD'05
YTD'06

Source: ACNielsen

Per capita consumption (liters)



8
9
9
10
10
2002
2003
2004
2005
2006E

Source: CCU estimates
Note: Includes only mineral water

3. Functional Products


Mandarina
Gatorade
thirst quencher
Sport Bottle


Kem
XTREME

Direct margin (%) and volumes (MM liters)


53%
58%
59%
57%
55%
57%
0.6
1.8
1.9
2.7
1.9
2.4
2002
2003
2004
2005
YTD'05
YTD'06

Source: CCU


Cachantun

Functional products market share (%)


47%
59%
74%
72%
64%
2003
2004
2005
YTD'05
YTD'06

Source: ACNielsen

Per capita consumption (liters)


0.04
0.05
0.06
0.10
0.20
2002
2003
2004
2005
2006E

Source: CCU estimates

4. Wines



GatoNegro
Cabernet Sauvignon
2005
Central Valley
Wine of Chile
SAN PEDRO

SAN PEDRO WINE GROUP

VIÑA SAN PEDRO · SANTA HELENA · FINCA LA CELIA · ALTAÏR · VIÑA TABALÍ

EBITDA (US$MM) and EBITDA Margin (%)



15%
8%
12%
8%
11%
9%
22.7
12.6
18.6
11.9
13.7
10.0
2002
2003
2004
2005
YTD'05
YTD'06

AER 689	692	610	560	571	531

Source: CCU AER: Average exchange rate
Note: Figures in US$ million as of September, 2006

Vol., mkt. share and exp. prices (MM Lt, %, US$)



17%
17%
18%
15%
12%
12%
12%
35.0
38.3
41.2
42.0
36.5
28.0
27.0
2001
2002
2003
2004
2005
YTD'05
YTD'06

US$/ Case	16.5	16.4	15.6	17.0	18.6	18.7	19.2

Source: Wineries of Chile Association, VSP
Note: Does not include bulk wine

Sales and domestic market share (MM Lt, %)



14%
17%
17%
17%
19%
19%
19%
42.8
51.2
50.5
50.3
52.5
39.5
35.0
2001
2002
2003
2004
2005
YTD'05
YTD'06

Source: ACNielsen and CCU

5. Pisco


RUTA SOUR®
Mango
COCTEL
12°G.L.

EBITDA (US$MM) and EBITDA Margin (%)


2004
2005
YTD'05
YTD'06
-3.8
-23%
-1.3
-2%
-2.8
-8%
1.8
4%

Source: CCU
Note: Figures in US$ million as of September, 2006

Pisco market share (%)


CCU
Capel
Control
64%
35%
5%
54%
40%
15%
50%
34%
46%
53%
46%
53%
44%
54%
2002
2003
2004
2005
YTD'05
YTD'06

Source: ACNielsen

Per capita consumption (liters)


2.3
2.4
2.8
2.9
2.6
2002
2003
2004
2005
2006E

Source: CCU estimates

6. Beer Argentina


Budweiser
KING OF BEERS
Budweiser
KING OF BEERS
Brewed by our original all natural process using the Choicest Hops, Rice and Best Barley Malt
Beer · Bier · Cerveza · Birra · Biere

EBITDA (US$MM) and EBITDA Margin (%)


-3%
11%
14%
16%
13%
15%
-1.5
6.9
10.7
14.1
7.9
10.3
2002
2003
2004
2005
YTD'05
YTD'06

Source: CCU
Note: Figures in US$ million as of September, 2006

Market share


Local Brands
Budweiser
Heineken
12%
13%
14%
15%
16%
16%
16%
3%
3%
3%
1%
4%
1%
4%
2%
4%
2%
3%
4%
9%
10%
10%
10%
10%
10%
9%
2001
2002
2003
2004
2005
YTD'05
YTD'06

Source: Argentine Beer Industry Chamber

Argentina's beer price (US$/HL)


53
18
27
33
42
43
44
Jul-01
Jun-02
Jun-03
Sep-04
Nov-05
Dec-05
Sep-06
Year average
52
21
27
34
40
43

Source: CCU

7. Confectionery

Calaf – Ready-to-eat snacks


Cremolate
EL alfajor
Ricolate
Momento
INKAT
BUENO
Calaf Nuss
Blandins
Cocotinas
Calaf Milk

ECCU
EMBOTELLADORA CCU S.A.

Access to over 90,000 clients

Sale volumes (tons)


4,554
6,047
4,431
5,009
2004
2005
YTD'05
YTD'06


La Serena
Kem
Pisco Mistral
Limón Soda
Heineken
Bilz
Pap
Ruta Norte
Pisco Especial
Santa Helena
Castillo de Molina
Pepsi
Calaf
dame más!
Cerveza Cristal
cachantun
Escudo
Canada Dry
Budweiser
Gato
Cabernet Sauvignon
San Pedro
Watt's
Crush
Campanario Sour
Royal Guard
Gatorade

OPEN UP YOUR WORLD

CCU